VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

[redacted]

08000987

21 February 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
<u>Corporate Services Officer</u>

Tel: +61 3 9667 6520
Fax: +61 3 9660 1764
Email: Simon_Hulls@vrl.com.au

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

Encls

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	17 December 2007

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		898,800
4	Total consideration paid or payable for the shares		$2,858,184.00

+ See chapter 19 for defined terms.

	Before previous day	Previous day

5 If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: $3.18 lowest price paid: $3.18 highest price allowed under rule 7.33: $3.3558

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	10,001,200

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 3 January 2008
Company Secretary

Print name: Philip S Leggo

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On Market

Details of all shares bought back

2	Number of shares bought back	13,608,533 Ordinary shares.
3	Total consideration paid or payable for the shares	$44,905,809.99
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $3.33 date: 03 April 2007 lowest price: $3.25 date: 19 March 2007

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 07 January 2008.
Company Secretary

Print name: Philip S Leggo

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	17 December 2007

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	898,800	25,500
4	Total consideration paid or payable for the shares	$2,858,184.00	$81,090.00

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.18 date: 02.01.08 lowest price paid: $3.18 date: 02.01.08	highest price paid: $3.18 lowest price paid: $3.18 highest price allowed under rule 7.33: $3.3600

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	9,975,700

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 8 January 2008
Company Secretary

Print name: Philip S Leggo

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	17 December 2007

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	924,300	8,851,167
4	Total consideration paid or payable for the shares	$2,939,274.00	$28,146,711.06

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $3.18 date: 02.01.08 lowest price paid: $3.18 date: 02.01.08	highest price paid: $3.18 lowest price paid: $3.18 highest price allowed under rule 7.33: $3.3558

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	1,124,533

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 9 January 2008
Company Secretary

Print name: Philip S Leggo

+ See chapter 19 for defined terms.

09 January 2008

A CLASS PREFERENCE SHARE BUY BACK

Village Roadshow Limited announces that it has today completed its on market buy back of 10.9 million A Class Preference Shares for a total consideration of approximately A$34.66 million. This amount does not materially vary from the estimated cost previously provided to the market.

Upon cancellation of the above shares, the issued capital of Village Roadshow Limited will be 141,008,449 Ordinary Shares and 98,050,451 A Class Preference Shares.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	17 December 2007

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,775,467	1,124,533
4	Total consideration paid or payable for the shares	$31,085,985.06	$3,576,014.94

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.18 date: 02.01.08 lowest price paid: $3.18 date: 02.01.08	highest price paid: $3.18 lowest price paid: $3.18 highest price allowed under rule 7.33: $3.3537

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 10 January 2008
Company Secretary

Print name: Philip S Leggo

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On Market

Details of all shares bought back

2	Number of shares bought back	10,900,000 A Class Preference Shares
3	Total consideration paid or payable for the shares	$34,662,000.00
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $3.18 date: 02 January 2008 lowest price: $3.18 date: 02 January 2008

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 10 January 2008.
Company Secretary

Print name: Philip S Leggo

+ See chapter 19 for defined terms.

Web Site: www.villageroadshow.com.au

14 January 2008

VILLAGE ROADSHOW EXTENDS CLOSING DATE FOR SYDNEY ATTRACTIONS GROUP TAKEOVER OFFER

Village now owns 40.34% of SAQ

Sydney Attractions Group still silent on actual Wildlife World admissions

Offer extended to 14 February 2008 in the interests of shareholders

Village Roadshow Limited ("VRL"), which now owns 40.34% of Sydney Attractions Group Limited ("SAQ"), announced today that it has extended the closing date for its all-cash takeover offer for SAQ by one month to 14 February 2008. A copy of VRL's notice under section 650D of the Corporations Act is attached.

VRL believes the certainty of its cash offer for SAQ is especially attractive in light of current volatility in the share market.

VRL notes that SAQ continues to remain silent on the issue of paid admission numbers for SAQ's individual attractions for the 6 months ended 31 December 2007, and that SAQ will only provide an update on visitation and trading performance with the release of its half-year results at the beginning of February.

VRL continues to believe that the release of this information is material to assisting SAQ shareholders who have not yet accepted VRL's offer in making their decision.

SAQ has announced more than 1.2 million admissions for the first half across its 3 major attractions, in comparison to approximately 1.1 million for the prior comparative period. VRL considers that this indicates no material progress in admissions growth, given that Wildlife World was only open for 3 months in the prior comparative period. VRL also considers that information on *paid* admissions is important for SAQ shareholders to assess the true underlying performance of SAQ's attractions.

VRL Directors have therefore decided to extend the closing date in the interest of all shareholders being fully informed.

SAQ shareholders should be aware that the $6.50 per share offer price is VRL's last and final price under the offer and VRL cannot, by law, provide further increases in its consideration under the offer.

Media contact:

Tony Boyd: 0408 723 763

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

ABN 43 010 672 054

NOTICE OF VARIATION OF OFFER (EXTENSION OF OFFER PERIOD)

SECTION 650D OF THE CORPORATIONS ACT 2001

TO: **Sydney Attractions Group Limited**

Village Roadshow Limited gives notice under section 650D of the *Corporations Act 2001* (Cth) that:

(a) it varies the offers dated 26 September 2007 under its off-market takeover bid for all of the ordinary shares in Sydney Attractions Group Limited (**Offers**) to which its bidder's statement dated 11 September 2007 (**Bidder's Statement**)* relates by extending the Offer Period by one month so that it ends at 5.00pm Melbourne time on 14 February 2008 (unless further extended); and

(b) the terms of the variation are as follows:

(i) replace the date '14 January 2008' wherever appearing in the Bidder's Statement (including without limitation in the front cover, the 'Important Information', the 'Letter from Village Roadshow Limited Chairman', and 'Summary of the Offer and how to accept') with the date '14 February 2008';

(ii) replace 'two months and seventeen days' wherever appearing in clause 1.4 of Part 2 of the Bidder's Statement with 'four months and eighteen days'; and

(iii) replace the date '14 January 2008' with the date '14 February 2008' wherever it appears in the Acceptance Form.

A copy of this notice was lodged with the Australian Securities and Investments Commission on 14 January 2008. The Australian Securities and Investments Commission takes no responsibility for the contents of this notice.

* Terms used in this notice (unless otherwise defined) have the meanings given in the Bidder's Statement.

DATED: 14 January 2008

SIGNED by no fewer than 2 of the directors of Village Roadshow Limited authorised to sign this notice by a resolution passed at a directors' meeting.

....	....
Robert Kirby	Graham Burke
Director	Director
Village Roadshow Limited	Village Roadshow Limited

Australian Securities & Investments Commission

RECEIVED

2008 FEB 28 A 11:17

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
VILLAGE ROADSHOW LIMITED

Refer to guide for information about corporate key

ACN/ABN
010 672 054

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation

Contact name/position description
MR SIMON HULLS

ASIC registered agent number (if applicable)

Telephone number
03 9667 6520

Postal address or DX address
LEVEL 1, 500 CHAPEL STREET
SOUTH YARRA, VICTORIA 3141

Total number of pages including this cover sheet
6

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
PHILIP S. LEGGO

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
15/01/08
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	Not required
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	Not required
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
APRF	10,900,000	$34,662,000.00

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

0 7 / 0 1 / 0 8
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members for proprietary companies

Use this section to notify changes to the register of members for your proprietary company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members for proprietary companies

Use this section to notify changes to the register of members for your proprietary company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

VILLAGE ROADSHOW LIMITED

RECEIVED

2008 FEB 28 A 11:17

Web Site: www.villageroadshow.com.au

30 January 2008

ALL SAQ SHAREHOLDERS TO BE TREATED EQUITABLY BY VRL AS SAQ SHARES GO EX-DIVIDEND

Key points:

- *All SAQ shareholders who accept the offer will receive $6.50 - either wholly from VRL, or $6.35 from VRL plus the 15 cents per share dividend from SAQ*
- *After 1 February, VRL will bid $6.35 per share ex the 15 cents per share dividend*
- *VRL is currently entitled to 41.25% of SAQ*

Village Roadshow Limited ("VRL"), which is currently entitled to 41.25% of Sydney Attractions Group Limited ("SAQ"), announced today details of the consequences of the interim dividend recently declared by SAQ on its takeover offer, which is scheduled to close on 14 February 2008.

The SAQ dividend of 15 cents per share will be paid on 14 February 2008. The record date for determining entitlements to the dividend is 7 February 2008 and the date from which SAQ shares will trade "ex dividend" on the Australian Stock Exchange ("ASX") will be 1 February 2008.

All SAQ shareholders who accept the offer will receive $6.50 - either wholly from VRL, or $6.35 from VRL plus the $0.15 dividend from SAQ. **Under no circumstances will SAQ shareholders be able to receive more than $6.50 in aggregate under VRL's offer or via selling to VRL on ASX.**

VRL notes SAQ's half-year results, announced to the market on 24 January 2008, revealed that the declared dividend exceeded the reported net profit after tax and that the net profit was boosted by a non-recurring reversal of a prior impairment charge.

As a result of SAQ's declaration of an interim dividend, and its timing, SAQ shareholders should be aware of the three scenarios set out below:

1. VRL has been buying shares in the ordinary course of trading on ASX at $6.50 per share and will continue to do so until close of trading on 31 January. Because SAQ shares go "ex dividend" on 1 February, with effect from the opening of trading on 1 February, VRL will bid $6.35 per share. SAQ shareholders selling on ASX on or after 1 February will retain their 15 cent dividend. VRL cannot, by law, offer current SAQ shareholders a higher amount than it paid to those who sold previously, and this action is consistent with that requirement.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141 PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

2. In relation to takeover acceptances received by VRL (that is, from SAQ shareholders who have not sold on ASX) up to and including 6 February 2008, these shareholders will have their transfers processed by VRL and lodged with SAQ's share registry on 7 February 2008 so that VRL will receive the dividend paid on the shares the subject of those acceptances. Those SAQ shareholders will be paid $6.50 per share within 7 days of their acceptance.

3. All acceptances received by VRL on and after 7 February 2008 will be entitled to retain their 15 cents per share dividend from SAQ, and on this basis VRL will pay $6.35 per SAQ share for those shares.

VRL confirms that, following further receipts of acceptances from SAQ shareholders, and on-market acquisitions at the $6.50 per share (cum dividend) offer price, VRL has now taken its interest in SAQ to 41.25%.

The $6.50 per share offer price (cum dividend) is VRL's last and final price under the offer and VRL cannot, by law, provide further increases in the consideration under the offer.

Media Contact:

Cosway Australia

Tony Boyd
0408 723 763

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